RICHMONT MINES INC.

REPORT TO THE SHAREHOLDERS

Six-Month Period Ended
June 30, 2005

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec	Tel.: (514) 397-1410
Canada H3B 2C6	Fax: (514) 397-8620

info@richmont-mines.com	Listings: Toronto, AMEX

Ticker Symbol: RIC

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

MONTREAL, July 28, 2005 - The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wish, in this report, to outline the Company's highlights for the three-month and six-month periods ended June 30, 2005. Equipped with adequate systems of internal accounting and administrative controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information presented here has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), and the currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2004 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production are given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com).

Description of the Company

Richmont Mines is a mining company listed on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX) under the symbol RIC. A producer of gold for almost 15 years, Richmont Mines focuses its activities on the development and operation of underground gold mines and on exploration in the Canadian provinces of Quebec, Ontario and Newfoundland. As at June 30, 2005, Richmont Mines owns one mine in operation, two advanced exploration projects, two gold mills and several exploration properties. A map showing the locations of these properties is presented in the brochure entitled "2004 Review - 2005 Outlook" and also at the Web site www.richmont-mines.com.

Highlights- second quarter 2005

  Gold sales of 13,223 ounces produced at a cash cost of US$327 per ounce
  Investment of 4.0 million dollars in the East Amphi property
  Investment of 2.5 million dollars in the Island Gold project
  Beginning of the exploration program at the Valentine Lake property
  Private placement of 15.9 million dollars

Overall performance

For the three-month period ended June 30, 2005, Richmont Mines posted a net loss of $1,170,297, or $0.07 per share, compared with net earnings of $1,152,012, or $0.07 per share in the same period last year. This variation is mainly due to the non-cash expense of future taxes related to Exploration Tax Credits, lower gold production, and stock-based compensation expenditures of $769,751 for the second quarter of 2005, compared with $42,126 for the corresponding period last year. Cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations are ($713,438) for the second quarter of 2005, compared with $2,381,404 for the second quarter of 2004.

For the six-month period ended June 30, 2005, Richmont Mines posted a net loss of $1,069,750, or $0.07 per share, compared with net earnings of $29,852, or nil per share, for the corresponding period last year. This difference is attributable to the non-cash expense of future taxes related to Exploration Tax Credits, to a decrease in gold production and stock-based compensation expenditures of $905,855, compared with $704,562 for the first semester of 2004. Cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations are $359,618 for the first six months of 2005, compared with $2,779,117 for the same period of 2004.

02
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Summary of operating results for the second quarter and first six months of 2005

Beaufor Mine

For the three-month period ended June 30, 2005, 68,632 tonnes of ore with an average recovered grade of 5.94 g/t were processed, yielding 13,117 ounces of gold, compared with 88,744 tonnes of ore with an average recovered grade of 6.19 g/t, or 17,663 ounces of gold for 2004. For the second quarter of 2005, total gold sales for the Beaufor Mine reached 13,223 ounces, compared with 19,185 ounces for the same period in 2004. The rise in production cash cost, which went from US$303 per ounce for the second quarter of 2004 to US$322 per ounce for the same quarter in 2005, was a result of the rise in the Canadian dollar, which moved from $0.77 to $0.81 in the corresponding periods.

During the second quarter of 2005, the amount of $332,101 was invested in fixed assets at the Beaufor Mine, compared with $279,977 in the second quarter of 2004. In all, 410 metres of development for drifts, sub-levels and raises were excavated. Moreover, an amount of $233,947 was devoted for exploration, including 3,250 metres of drilling, compared with $280,627 for the same period last year.

For the six-month period ended June 30, 2005, 134,548 tonnes of ore with an average recovered grade of 6.17 g/t were processed, yielding 26,706 ounces of gold, compared with 141,984 tonnes of ore with an average recovered grade of 6.02 g/t, or 27,480 ounces of gold for 2004. For this period in 2005, total gold sales for the Beaufor Mine reached 25,356 ounces, compared with 26,147 ounces for the same period in 2004. The rise in the Canadian dollar, which moved from $0.77 to $0.81 in the same period in 2005, caused the production cash cost to go from US$310 per ounce for the six-month period ended June 30, 2004, to US$322 for the same period in 2005.

During the first six months of 2005, the amount of $895,908 was invested in the Beaufor Mine, compared with $432,747 in the same period of 2004. Of this amount, $765,837 was invested in development for the driving of 937 metres of drifts, sublevels and raises. Richmont Mines also bought equipment in the amount of $130,071. Moreover, an amount of $434,639 was allocated for exploration, including 6,293 metres of drilling, compared with $529,674 for the same period last year.

Last May, Richmont Mines and Louvem Mines announced an eight-week shut down at the Beaufor Mine during the third quarter of 2005 in order to advance underground development and definition drilling.

This decision was made primarily because of important development works currently in progress that have greater impact on production than initially foreseen. In the first six months of 2005, investment for underground development has more than doubled, compared with the same period last year. Moreover, some temporary pillars, representing approximately 20,000 tonnes, were not able to be recovered.

03
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

The works to be completed will increase the developed ore inventory to 50,000 tonnes by the end of the year, compared with 15,000 tonnes at the end of June, and will maintain an appropriate level of production. Moreover, available tonnes will be located on three different levels of production, though they are currently mostly located on only one level.

Richmont Mines maintains the revised production objective for the Beaufor Mine at 48,000 ounces of gold for the year 2005.

Camflo Mill

During the second quarter of 2005, the Camflo Mill processed ore only from the Beaufor Mine, just as it had for the same quarter in 2004.

In the first semester of 2005, in addition to the ore processed for the Beaufor Mine, 18,480 tonnes of ore were processed under custom-milling contracts, compared with 20,629 tonnes during the same period last year. In 2005, Richmont Mines expects to custom mill approximately 50,000 tonnes of ore, thus leaving the mill free to process ore of the bulk sample coming from the East Amphi property which began in July 2005.

East Amphi

During the second quarter of 2005, Richmont Mines continued its advanced exploration work on the East Amphi property for an investment of $4,008,439. The driving of 56 metres allowed for the completion of the ramp that now reaches the planned vertical depth of 200 metres. Moreover, the work included 49 metres for the ventilation raise, 317 metres for drifts and 476 metres for crosscuts, giving access to ore zones.

For the first six months of 2005, Richmont Mines invested $7,289,500 in advanced exploration work on this property. This investment was used to drive 1,891 metres of underground infrastructures, to purchase mining equipment and to prepare surface infrastructures. Now that the Company's development objectives have been reached, the mining contractor has left the site and Richmont Mines teams continue excavation and exploration work on this property.

During the second quarter of 2005, 5,510 metres of drilling were completed and the exploration drilling continues in order to verify the extension of the zones between levels 200 and 400 (corresponding to 200 and 400 vertical metres) on a lateral distance of 275 metres, to improve the quality of the resources and to confirm reserves. For the six months ended June 30, 2005, a total of 12,217 metres were drilled.

During the third quarter, Richmont Mines will continue drilling from the ramp in order to evaluate the extension of Zone B2 below level 200 and Zone A3. Furthermore, a surface drilling program will begin with the objective to increase resources on Zones A1 and A2. On July 24, the Camflo Mill began processing a bulk sample of approximately 5,000 tonnes of low-grade ore coming from development on the property. The objective of this bulk sample is to verify the ore's metallurgy in the Camflo Mill's circuit. Some stopes will be mined in the current quarter, the continuation of the development will provide additionnal tonnes, and a second bulk sample is planned for some 15,000 tonnes in October 2005. Moreover, the construction of a backfill plant, which will be used to backfill the stopes, is now in progress and the Company is expecting it to be completed at the end of September.

04
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Calculations of reserves and resources established in compliance with National Instrument 43-101 is in progress and the Company is planning on its publication for the end of October 2005. This technical report will include the results of drilling and development work up until September 30 as well as the results of the two bulk sampling campaigns.

Taking the overall work and information available on the project into consideration, Richmont Mines upholds its objective of advancing the East Amphi deposit into production in the fourth quarter of 2005. The investment for this property in 2005 will be approximately 10 million dollars.

Island Gold

During the second quarter of 2005, Richmont Mines continued its major exploration program, estimated at $8 million for 2005. The amount of $2,452,681 was invested for various works, mainly underground, but also on the surface. In all, 559 metres of development were completed including 238 metres to extend the ramp, which has now reached a vertical depth of 202 metres, 192 metres to complete the ventilation drift and began the ventilation raise, which will also serve as an emergency exit, and 114 metres for a crosscut, which will open up ore zones at the level 190.

In the first six months of 2005, an amount of $4,247,626 was invested to excavate 958 metres for the infrastructures mentioned above. All works accomplished come under annual planning and were carried out as planned.

In the third quarter, Richmont Mines plans on starting the exploration drilling work in the Island zone this coming September, and on drilling approximately 10,000 metres on this property during the year to verify the extension of gold zones and increase resources.

Richmont Mines may acquire from Patricia Mining Corp. a 55% interest in the Island Gold project by advancing the project into production or by investing up to $10 million. Assuming that the Company obtains positive results from its planned work, this deposit may go into production by mid-2006.

Valentine Lake

During the second quarter of 2005, Richmont Mines began its exploration program for the Valentine Lake property which totals 2,250 metres of drilling. Primary objectives will be to establish the geometry, the lateral extension and the extension at depth of the Main and Northeast zones.

This exploration program is a continuation of the one completed in 2004, which totalled more than $1 million and yielded results indicating inferred resources of 1.3 million tonnes of ore at an average grade of 8.51 g/t, or 359,500 ounces. The Company has the option to acquire from Mountain Lake Resources a 70% interest in the project by investing an additional amount of $1.5 million before October 31, 2007.

Operating results

Revenues

For the second quarter of 2005, revenues reached $7,128,360, compared with $13,563,056 in 2004. For the first six months of 2005, revenues were at $14,493,012, compared with $20,757,643 for the corresponding period last year.

05
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Precious metals - For the second quarter of 2005, 13,223 ounces of gold produced at an average cash cost of US$327 were sold at an average price of US$428 ($531) and generated revenues of $7,026,576. These sales only include ounces from the Beaufor Mine, while in the second quarter of 2004, they included 19,185 ounces from the Beaufor Mine and 5,402 ounces from the Hammerdown Mine, which was closed in May 2004 because mineral reserves were depleted. In the second quarter of 2004, 24,587 ounces of gold, produced at an average cash cost of US$297 per ounce were sold at an average price of US$412 ($536) and generated revenues of $13,180,348.

For the six-month period ended June 30, 2005, 25,663 ounces of gold, produced at an average cash cost of US$323 were sold at an average price of US$427 ($529) and generated revenues of $13,567,709. These sales included 25,356 ounces from the Beaufor Mine and 307 ounces from the post-production of the Hammerdown mine. For the same period of 2004, 36,770 ounces of gold produced at an average cash cost of US$307 were sold for an average price of US$413 ($538) per ounce and thus generated revenues of $19,788,815. The number of ounces of gold produced at the Beaufor Mine was 26,147, while that of the Hammerdown Mine was 10,623.

Other revenues - For the second quarter of 2005, other revenues totalled $101,784, compared with $382,708 for the same period in 2004. Despite the fact that cash and cash equivalents and short-term investments increased for this period because of the private placement carried out at the end of June, this variation is due primarily to lower revenues from interest because of the decrease in cash and cash equivalents and short-term investments for the entire quarter.

For the first six months of 2005, other revenues reached $925,303, compared with $968,828 for the same period in 2004. These revenues are due to revenues generated by activities related to custom milling at the Camflo Mill, which are listed under this caption, and by interest revenues.

Expenses

Operations - Operating expenses totalled $5,274,155 during the second quarter of 2005, whereas they were $9,351,681 for the same period in the previous year. This cost reduction is due to the fact that during the second quarter no activity was performed at the Hammerdown Mine, whereas 14,110 tonnes of ore were processed in the second quarter of 2004 and at the Beaufor Mine, 67,859 tonnes of ore were processed for the same period, compared with the 97,774 tonnes of ore processed in the second quarter of 2004.

For the six-month period ended June 30, 2005, operating expenses reached $10,114,912, whereas they reached $14,466,493 for the corresponding period last year. No activity was performed at the Hammerdown Mine during this period, whereas 29,159 tonnes of ore were processed in the first six months of 2004.

Royalties - Royalties paid during the second quarter of 2005 totalled $84,971, compared with $141,070 for the same period in 2004. This difference is due primarily to the fact that the Hammerdown Mine ceased production in May 2004 and that royalties in 2005 were paid only for the ounces sold that came from the Beaufor Mine.

06
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

For the first six months of 2005, an amount of $160,801 was paid in royalties, compared with $242,389 for the same period in 2004. This difference is attributable to the decrease in volume of ounces of gold sold on which the Company must pay royalties.

Custom milling - For the second quarter of 2005, no custom milling was accounted for. However, for the first six months of 2005, Richmont Mines custom milled 18,480 tonnes of ore for custom milling clients, compared with 20,629 tonnes for the same period in 2004. These activities represent expenses of $404,815 for the first six-month period of 2005, whereas those expenses totalled $231,085 for the same period last year. This difference is due primarily to additional services the Camflo Mill provided to clients.

Administration - For the three-month period ended June 30, 2005, administrative expenses were $1,407,164, compared with $525,722 for the same period in 2004. This increase is directly attributable to stock-based compensation, which had been $769,751, compared with $42,126 last year.

For the six-month period ended June 30, 2005, administration expenses were $2,102,473, compared with $1,750,998 for the corresponding period in 2004. This difference is in part attributable to stock-based compensation which totalled $905,855, compared with $704,562 last year.

Exploration and evaluation of projects - For the second quarter of 2005, Richmont Mines devoted the amount of $507,010 to exploration and to the evaluation of projects, compared with $650,283 for the same period in 2004. For the first six months of 2005, an amount of $1,061,021 was used for exploration and evaluation of projects, whereas these expenses were $1,491,166 for the corresponding period last year. The largest expenses in of the three-month and six-month periods ended June 30, 2005, are reported in the following paragraphs.

At the Beaufor Mine, an amount of $233,947 for the second quarter of 2005 was devoted to exploration carried out on this property, compared to $280,627 for the corresponding period last year. In all, 3,250 metres were drilled mainly in the Pascalis and Beaufor zones. For the first six months of 2005, an amount of $434,639 was devoted to the exploration carried out on this property, compared to $529,674 for the corresponding period last year.

For the second quarter of 2005, an amount of $181,172 was used for the evaluation of projects, compared with $93,762 for the same period last year. In the first six months of 2005, Richmont Mines devoted an amount of $347,987 to the evaluation of projects, compared with $182,322 for the corresponding period last year.

The Company began a second exploration program on the Valentine Lake property and has devoted $43,217 to drilling, whereas it had invested $121,476 for the same period last year. For the first six-month period ended June 30, 2005, an amount of $81,012 was invested for this project, compared with $357,731 last year.

No major work have been carried out in the first quarter on the Wasamac and Hammerdown Mine properties, whereas last year amounts of $287,817 and $216,839 were invested respectively.

07
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Accretion expense of asset retirement obligations - This expense was $40,035 in the second quarter of 2005, compared with $43,805 for the same quarter in 2004. For the six-month period ended June 30, 2005, the recorded expense was $79,539, compared with $87,026 for the same period of 2004. The Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment. The Company's Management has therefore reported the asset retirement obligations for the mining sites on the basis of estimates of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new eventualities arise.

Depreciation and depletion - The amounts related to depreciation and depletion totalled $455,875 for the second quarter of 2005, compared with $1,131,636 for the same quarter in 2004. This difference is attributable to the decline in the average depreciated rate, which was US$32 ($42) per ounce sold in the second quarter of 2004 and which is now US$19 ($24) per ounce sold, as a result of the closure of the Hammerdown Mine, where the average depreciated rate had been US$108 ($140) per ounce sold.

Mining and income taxes - For the three-month period ended June 30, 2005, mining and income taxes totalled $428,213, compared with an amount of $350,922 for the same period in 2004. The amount of taxes in the second quarter is due primarily to the expense of future taxes coming from Exploration Tax Credits.

For the six-month period ended June 30, 2005, mining and income taxes totalled $554,247, compared with $174,541 for the same period in 2004. This charge comes from the expense of future taxes coming from Exploration Tax Credits.

Minority interest - In the consolidated results, the minority interest totalled $101,234 for the second quarter of 2005, compared with $215,925 for the second quarter of 2004. For the first six months of 2005, this amount was $166,993, compared with $239,723 for the same period last year. These amounts represent the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest.

Net earnings and losses

For the second quarter of 2005, the Company's net losses were $1,170,297, or $0.07 per share, compared with net earnings of $1,152,012, or $0.07 per share, for the second quarter of 2004. These differences are due primarily to an increase in expenses related to stock-based compensation, to the expense of future taxes coming from Exploration Tax Credits and to a lower overall gold production.

For the first six months of 2005, the Company's net loss was $1,069,750, or $0.07 per share, compared to net earnings of $29,852, or none per share, for the corresponding period in 2004. These variations are due primarily to the expense of future taxes coming from Exploration Tax Credits, to a decrease in gold production and to an increase in expenses related to stock-based compensation.

08
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Assets

The total assets of Richmont Mines increased from $56,193,554 as at December 31, 2004, to $72,964,371 as at June 30, 2005. The increase in assets came primarily from fixed assets, which rose from $23,803,718 as at December 31, 2004, to $35,548,332 as at June 30, 2005. This increase is attributable to investments in fixed assets made for the East Amphi and Island Gold properties (being developed), which totalled $7,289,500 and $4,247,626, respectively. Although these investments were paid with the cash available, the cash and cash-equivalents that were $25,269,901 as at December 31, 2004, compared with $25,822,342 as at June 30, 2005, increased because of a private placement in June 2005 for net proceeds of $14,587,514. Assets for future mining and income taxes went from $1,689,760 to $3,499,283 primarily because of Exploration Tax Credits, which will be used in the coming years.

Liabilities

Short-term liabilities went from $4,775,045 to $5,832,463. This increase was caused by the beginning of advanced exploration work at Island Gold.

Future tax liabilities went from $1,490,336 as at December 31, 2004, to $2,966,879 as at June 30, 2005. This difference is due primarily to a lower tax pool, as the fiscal depreciation was higher than the amount of depreciation.

Shareholders' equity

Shareholders' equity totalled $59,428,199 as at June 30, 2005, compared with $45,411,535 as at December 31, 2004. The increase is largely attributable to the shares issued for the private placement of June 2005 and to stock options exercised during the first six-month period of 2005.

As at June 30, 2005, Richmont Mines had 19,484,553 shares outstanding and 2,078,000 options under its stock option purchase plan.

	June 30, 2005
	Number	Exercise price
	of options	weighted average
		$

Options outstanding as at January 1st	1,842,500	4.29
Granted	420,000	5.21
Exercised	(144,500)	(1.81)
Cancelled or expired	(40,000)	(5.00)

Options outstanding as at June 30	2,078,000	4.63

Exercisable options as at June 30	1,740,000	4.55

Among the 420,000 granted options, 355,000 options were options renewed for directors and employees, and the balance of 65,000 options was options assigned to new employees.

09
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Cash flow from operations

Cash flow from operations before net change in non-cash working capital and payments of asset retirement obligations were $2,381,404 for the second quarter of 2004 compare with ($713,438) for the second quarter of 2005. For the six months ended June 30, 2005, they were $359,618, compared with $2,779,117 for the corresponding period in 2004. The differences are due primarily to the loss of $1,170,297 for the second quarter of 2005, compared with earnings of $1,152,012 in 2004 and a loss of $1,069,750 for the first six months of 2005, compared with earnings of $29,852 that of 2004.

Cash flow from investment activities

During the second quarter of 2005, investments of Richmont Mines totalled $6,960,466, compared with $2,947,138 for the same period last year. The largest investments were in the East Amphi property, the Island Gold project and in the Beaufor Mine.

The Company invested $4,008,439 in the exploration of the East Amphi property, compared with $2,590,792 during the same period in 2004. These investments totalled $7,289,500 for the first six months of 2005, whereas they totalled $3,846,310 for that of 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the second quarter and first six months of 2005" under the heading "East Amphi".

For the second quarter of 2005, $2,452,681 were invested in the Island Gold exploration program. Following the exercise of its option to acquire 55% of the project in December 2004, Richmont Mines invested $4,247,626 for the first six months of 2005, which launched a major $8 million exploration program for the year in progress. The work completed in the first quarter of 2005 is detailed in the section "Summary of operating results for the second quarter and first six months of 2005" under the heading "Island Gold".

In addition, the amount of $332,101 was invested in fixed assets at the Beaufor Mine, while investments of $279,977 were made in the second quarter of 2004. For the first six months of 2005, the investment was $895,908, compared with $432,747 for the corresponding period in 2004. The work completed in 2005 is detailed in the section "Summary of operating results for the second quarter and first six months of 2005" under the heading "Beaufor Mine".

Cash flow from financing activities

During the second quarter of 2005, the Company issued 3,246,000 common shares at $4.90 by way of a private placement of $15,905,400 that was closed on June 28. The net proceed totalling $14,587,514, will mainly be used to explore and advance the East Amphi and Island Gold properties, to purchase mining equipment and for the general corporate purposes.

In addition, during the second quarter of 2005, the Company issued 134,500 common shares a result of the exercise of options for a total of $243,680, whereas it issued 5,000 common shares in the second quarter of 2004 for a total of $25,000. During the first six months of 2005, the Company issued 144,500 common shares a result of the exercise of options for a total of $261,180, whereas it had issued 192,000 during the first six months of 2004 for a total of $671,893.

10
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Through its share buyback program, Richmont Mines redeemed 4,100 common shares in the second quarter of 2005 for a total of $16,482, compared with 127,200 shares last year for a total of $626,756. For the first six months of 2005, Richmont Mines redeemed 75,600 shares for a total of $345,630, compared with 165,700 shares for a total of $853,956 for the corresponding period last year. Richmont Mines' share buyback program expired on July 8, 2005. In addition, Louvem Mines Inc., a subsidiary of Richmont Mines, redeemed 35,000 common shares under its share buyback program for proceeds of $15,025, whereas it redeemed 45,000 shares for proceeds of $39,150 in the same period last year. For the first six months of 2005, this subsidiary redeemed 61,500 shares for a total of $29,305, compared with 83,300 shares for a total of $76,876 for the corresponding period last year.

Cash, cash equivalents and short-term investments

Cash and cash equivalents were $25,822,342 as at June 30, 2005, compared with $25,269,901 as at December 31, 2004. In the six-month period ended June 30, 2005, investment activities on the East Amphi and Island Gold properties were financed by cash on hand. As a result of the private placement, closed June 28, 2005, a net proceed of $14,587,514 was cashed. This situation explains the $552,441 increase in cash and cash-equivalents. Short-term investments were $929,938, compared with $809,900 as at December 31, 2004.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Readers should consult the annual report and the Company's annual notice for more complete information on the primary risk factors to consider.

Auditors

The external auditors have not examined the present report from management or the financial statements for the three-month and six-month periods ended June 30, 2005.

Commitments and contingencies

The Company is subject to royalty payments on the production of the Beaufor Mine and also on certain other properties, if they enter commercial production.

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, government assistance recorded in revenues and fixed assets credits totalled $2,125,756 and $574,244, respectively. According to the agreement, this assistance is repayable in three equal payments of $900,000, payable July 31, 2005, 2006, and 2007, if the Beaufor Mine is in production during the 12 months preceding the repayment date and if the average daily price per ounce of gold on "AM FIX" on the London stock market is equal to or greater than US$325. As announced by news release May 6, 2005, production in the Beaufor Mine was suspended for a period of eight weeks to complete development and definition drilling. Accordingly, because the Beaufor Mine was not in production during the last 12 months preceding the repayment date, no provision has been recorded in these financial statements.

11
JULY 28, 2005	RICHMONT MINES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Outlook for 2005

During the third quarter, Richmont Mines expects to continue its development and exploration activities at the Beaufor Mine during theeight-week shut down. The work carried out will add further developed tonnes to the inventory and support the current rate of production.

The Company will continue drilling on the East Amphi property and will treat a bulk sample of development ore. All information will be incorporated into the 43-101technical report, in which calculations of reserves and resources will be updated.The report should be available for the end of October 2005. Richmont Mines has set the objective of advancing this deposit in production during the fourth quarter of 2005.

The Company upholds the objective of becoming an intermediate gold producer within three or four years, and will also continue the advanced exploration activities at the Island Gold property, located in Ontario, where the development of the ramp will be continued and the vent raise completed. Also, in September, the Company plans on beginning drilling on the Island Zone of the property. Richmont Mines will also continue programs of exploration planned for other properties, including the Valentine Lake property in Newfoundland, where an exploration program of eight holes and 2,250 metres of drilling started last June will continue. These investments will be funded from cash on hand.

As at June 30, 2005, Richmont Mines holds cash, cash equivalents and short-term investments of $26,752,280. The Company has no long-term debt and a working capital of $28,084,293. Richmont Mines has no hedging contracts on gold or on the currency.

Jean-Guy Rivard
Chairman of the Board, President and Chief Executive Officer

Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-Americain exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports.

12
JULY 28, 2005	RICHMONT MINES INC.

FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30		ended June 30
	2005	2004	2005	2004

Results ($)
Revenues	7,128,360	13,563,056	14,493,012	20,757,643
Net earnings (loss)	(1,170,297)	1,152,012	(1,069,750)	29,852
Cash flow from operations before net change
in non-cash working capital	(713,438)	2,381,404	359,618	2,779,117

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.07)	0.07	(0.07)	-

Weighted average number of common shares outstanding	16,142,508	16,171,935	16,153,804	16,175,905

Average selling price of gold per ounce	US$428	US$412	US$427	US$413

	June 30, 2005		December 31, 2004

Financial position ($)
Total assets		72,964,371		56,193,554
Working capital		28,084,293		25,925,031
Long-term debt		-		-

PRODUCTION AND SALES DATA
	Three-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	13,117	13,223	US$327
	2004	17,663	19,185	US$307
Hammerdown Mine	2005	-	-	-
	2004	6,503	5,402	US$257
Total	2005	13,117	13,223	US$327
	2004	24,166	24,587	US$297

	Six-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2005	26,706	25,356	US$327
	2004	27,480	26,147	US$314
Hammerdown Mine	2005	-	307	US$15
	2004	11,899	10,623	US$289
Total	2005	26,706	25,663	US$323
	2004	39,379	36,770	US$307
		2004 average exchange rate: US$1 = CAN$1.30
		2005 estimated exchange rate: US$1 = CAN$1.24

13
JULY 28, 2005	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For The Six-Month Period
Ended June 30, 2005

CONSOLIDATED STATEMENTS OF EARNINGS

	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	$	$	$	$

REVENUES
Precious metals	7,026,576	13,180,348	13,567,709	19,788,815
Other revenues	101,784	382,708	925,303	968,828

	7,128,360	13,563,056	14,493,012	20,757,643

EXPENSES
Operating costs	5,274,155	9,351,681	10,114,912	14,466,493
Royalties	84,971	141,070	160,801	242,389
Custom milling	-	-	404,815	231,085
Administration (note 2)	1,407,164	525,722	2,102,473	1,750,998
Exploration and evaluation of projects (note 3)	507,010	650,283	1,061,021	1,491,166
Accretion expense of asset retirement obligations	40,035	43,805	79,539	87,026
Depreciation and depletion	455,875	1,131,636	917,961	2,044,370

	7,769,210	11,844,197	14,841,522	20,313,527

EARNINGS (LOSS) BEFORE OTHER ITEMS	(640,850)	1,718,859	(348,510)	444,116

MINING AND INCOME TAXES	428,213	350,922	554,247	174,541

	(1,069,063)	1,367,937	(902,757)	269,575

MINORITY INTEREST	101,234	215,925	166,993	239,723

NET EARNINGS (LOSS)	(1,170,297)	1,152,012	(1,069,750)	29,852

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.07)	0.07	(0.07)	-

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	16,142,508	16,171,935	16,153,804	16,175,905

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	$	$	$	$

BALANCE, BEGINNING OF PERIOD	13,179,933	11,971,149	13,280,549	13,252,364

Net earnings (loss)	(1,170,297)	1,152,012	(1,069,750)	29,852

Redemption of shares	(9,143)	(401,612)	(210,306)	(560,667)

BALANCE, END OF PERIOD	12,000,493	12,721,549	12,000,493	12,721,549

15
JULY 28, 2005	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
	(in Canadian dollars)
	June 30,	December 31,
	2005	2004
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	25,822,342	25,269,901
Short-term investments (note 4)	929,938	809,900
Accounts receivable	5,103,041	3,274,976
Inventories (note 5)	2,061,435	1,345,299

	33,916,756	30,700,076

PROPERTY, PLANT AND EQUIPMENT	35,548,332	23,803,718

FUTURE MINING AND INCOME TAXES	3,499,283	1,689,760

	72,964,371	56,193,554

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,635,375	4,349,430
Mining and income taxes payable	197,088	425,615

	5,832,463	4,775,045

ASSET RETIREMENT OBLIGATIONS	3,039,098	2,967,867

MINORITY INTEREST	1,697,732	1,548,771

FUTURE MINING AND INCOME TAXES	2,966,879	1,490,336

	13,536,172	10,782,019

SHAREHOLDERS' EQUITY

Capital stock (note 6)	43,634,104	29,236,630
Contributed surplus	3,793,602	2,894,356
Retained earnings	12,000,493	13,280,549

	59,428,199	45,411,535

Commitments (note 7)
Contingency (note 8)

	72,964,371	56,193,554

16
JULY 28, 2005	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in Canadian dollars)
(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	$	$	$	$

CASH FLOW FROM (USED IN)
OPERATIONS
Net earnings (loss)	(1,170,297)	1,152,012	(1,069,750)	29,852
Adjustments for:
Depreciation and depletion	455,875	1,131,636	917,961	2,044,370
Stock-based compensation	769,751	42,126	905,855	704,562
Accretion expense of asset retirement obligations	40,035	43,805	79,539	87,026
Write-down of short-term investments	-	110,000	-	110,000
Minority interest	101,234	215,925	166,993	239,723
Future mining and income taxes	(910,036)	(314,100)	(640,980)	(436,416)

	(713,438)	2,381,404	359,618	2,779,117

Net change in non-cash working capital items
and payment of asset retirement obligations	(602,957)	2,598,080	(1,483,818)	433,470

	(1,316,395)	4,979,484	(1,124,200)	3,212,587

CASH FLOW USED IN
INVESTMENTS
Short-term investments	(27,238)	-	(120,038)	-
Security deposits	-	30,000	-	(140,000)
Property, plant and equipment - Beaufor Mine	(332,101)	(279,977)	(895,908)	(432,747)
Property in development East Amphi	(4,008,439)	(2,590,792)	(7,289,500)	(3,846,310)
Property in development Island Gold	(2,452,681)	-	(4,247,626)	-
Other investments	(140,007)	(106,369)	(229,541)	(224,585)

	(6,960,466)	(2,947,138)	(12,782,613)	(4,643,642)

CASH FLOW FROM (USED IN)
FINANCING ACTIVITIES
Issue of common shares	16,149,080	25,000	16,166,580	682,650
Redemption of common shares	(16,482)	(626,756)	(345,630)	(853,956)
Redemption of shares by a subsidiary	(15,025)	(39,150)	(29,305)	(76,876)
Common share issuance costs	(1,330,656)	-	(1,332,391)	(10,757)

	14,786,917	(640,906)	14,459,254	(258,939)

Net increase (decrease) in cash and cash equivalents	6,510,056	1,391,440	552,441	(1,689,994)

Cash and cash equivalents, beginning of period	19,312,286	26,002,445	25,269,901	29,083,879

Cash and cash equivalents, end of period	25,822,342	27,393,885	25,822,342	27,393,885

17
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the most recent annual financial statements.

2. Administration

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	$	$	$	$

General costs	637,413	483,596	1,196,618	1,046,436
Stock-based compensation (see Black & Scholes
evaluation model note 6 c)	769,751	42,126	905,855	704,562

	1 407,164	525,722	2,102,473	1,750,998

3. Exploration and evaluation of projects

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004
	$	$	$	$

Beaufor Mine	233,947	280,627	434,639	529,674
Hammerdown	1,549	53,899	1,831	216,839
Valentine Lake property	43,217	121,476	81,012	357,731
Wasamac property	1,247	144,528	2,523	287,817
Other properties	55,457	108,058	223,732	282,797
Evaluation of projects	181,172	93,762	347,987	182,322

	516,589	802,350	1,091,724	1,857,180

Exploration tax credit	(9,579)	(152,067)	(30,703)	(366,014)

	507,010	650,283	1,061,021	1,491,166

4. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but no longer than one year. The fair market value is $1,359,600 as at June 30, 2005 ($1,346,800 as at December 31, 2004).

18
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

5. Inventories

	June 30,	December 31,
	2005	2004
	$	$
		(Audited)

Precious metals	644,656	72,108
Ore	265,065	354,562
Supplies	1,151,714	918,629

	2,061,435	1,345,299

6. Capital stock

Authorized: Unlimited number of common shares, no par value

	June 30, 2005		December 31, 2004
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Balance, beginning of period	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)
Common	3,390,500	16,166,580	203,000	722,635
Accredited	-	-	110,000	770,000
Share issue costs	-	(1,633,782)	-	(218,339)
Redemption of shares b)	(75,600)	(135,324)	(217,000)	(384,090)

Balance, end of period	19,484,553	43,634,104	16,169,653	29,236,630

a) Issue of shares

During the six-month period ended June 30, 2005, the Company issued, through the exercise of stock options, 144,500 common shares for a cash consideration of $261,180. From a private investment, 3,246,000 common shares was issued for a cash consideration of $15,905,400. The contributed surplus was reduce by the fair value recorded in the books for the stock options that were exercised of $6,609. In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private investment for a cash consideration of $705,650 and $770,000 respectively and has decreased the contributed surplus of an amount of $16,985, representing the fair value recorded in the books for the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time of renouncement to the tax deductions.

The Company is committed, as per the flow-through shares agreement, to incur exploration expenses in Canada of $770,000 before December 31, 2005.

b) Redemption of shares

During the period, the Company redeemed 75,600 common shares for $345,630 in cash. In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. Those transactions reduced retained earnings by $210,306 in 2005 and by $703,911 in 2004.

19
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

6. Capital stock (continued)

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the granted options is 10 years.

A summary of the status, as at June 30, 2005 and as at December 31, 2004, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	June 30, 2005		December 31, 2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
			(Audited)

Options outstanding, beginning of period	1,842,500	4.29	1,745,500	3.84
Granted	420,000	5.21	340,000	6.28
Exercised	(144,500)	(1.81)	(203,000)	3.48
Cancelled or expired	(40,000)	(5.00)	(40,000)	5.80

Options outstanding, end of period	2,078,000	4.63	1,842,500	4.29

Exercisable options,
end of period	1,740,000	4.55	1,520,500	4.11

The following table summarizes information about the Stock Option Plan at June 30, 2005:

	Options outstanding at			Exercisable options at
	June 30, 2005			June 30, 2005
	Number of	Weighted average	Weighted	Number of	Weighted
	options	remaining	average	options	average
Exercise		contractual life	exercise price		exercise price
price		(years)	$		$

$1.65 to $2.28	220,000	1.2	1.74	215,000	1.73
$3.10 to $4.42	293,000	2.3	3.84	194,000	3.64
$4.60 to $6.60	1,565,000	3.2	5.19	1,331,000	5.14

	2,078,000	2.9	4.63	1,740,000	4.55

During the six-month period ended June 30, 2005, the Company allocated 420,000 stock options (290,000 in 2004) to senior executives and management. The weighted average fair value of these stock options at the allocation date, calculated using the Black & Scholes option pricing model, is $2.33 ($3.23 in 2004). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	June 30,	June 30,
	2005	2004

Risk-free interest rate	3.0%	4.0%
Expected life	4 years	4 years
Expected volatility	54%	60%
Expected dividend yield	0.0%	0.0%

20
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

6. Capital stock (continued)

c) Stock Option Purchase Plan (continued)

For the period ended June 30, 2005, the compensation cost recorded in expenses related to the grant of stock-based compensation for the benefit of employees is $905,855 ($704,562 in 2004). The same amounts have been credited to contributed surplus for these allocations.

7. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

8. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded either in the earnings or as a reduction of the cost of property, plant and equipment totalled $2,125,756 and $574,244, respectively. This government assistance becomes payable in three annual equal installments of $900,000 on July 31, 2005, 2006 and 2007, (the "repayment date"), if the Beaufor Mine is in operation during the last twelve months preceeding the repayment date and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. As announced on May 6, 2005, the Company has suspended its production at Beaufor Mine for a period of eight weeks to complete development work and definition drilling. Accordingly, because Beaufor Mine was not in production during the last twelve months preceeding the repayment date, no provision has been recorded in these consolidated financial statements.

9. Comparative figures

Certain comparative figures provided for the period ended June 30, 2004 have been reclassified to conform with the presentation adopted for the period ended June 30, 2005.

21
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

10. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

	Three months ended June 30, 2005
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	7,044,399	-	83,961	7,128,360

Mining operation and other expenses	5,418,982	-	1,387,343	6,806,325
Exploration and evaluation of projects	235,729	130,438	140,843	507,010
Depreciation and depletion	434,425	-	21,450	455,875

Earnings (loss) before other items	955,263	(130,438)	(1,465,675)	(640,850)

Acquisition of property, plant and equipment	472,108	-	6,461,120	6,933,228

Current assets	6,825,951	-	27,090,805	33,916,756
Property, plant and equipment	5,520,133	-	30,028,199	35,548,332
Future mining and income taxes	821,562	-	2,677,721	3,499,283

Total assets	13,167,646	-	59,796,725	72,964,371

	Three months ended June 30, 2004
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	10,542,245	2,924,094	96,717	13,563,056

Mining operation and other expenses	7,714,159	1,821,841	526,278	10,062,278
Exploration and evaluation of projects	320,548	175,376	154,359	650,283
Depreciation and depletion	336,641	756,187	38,808	1,131,636

Earnings (loss) before other items	2,170,897	170,690	(622,728)	1,718,859

Acquisition of property, plant and equipment	359,980	-	2,617,158	2,977,138

December 31, 2004 (audited)
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

22
JULY 28, 2005	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Six-month period ended June 30, 2005 and 2004 (in Canadian dollars)
(Unaudited)

10. Segmented information (continued)

	Six months ended June 30, 2005
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	14,116,913	159,030	217,069	14,493,012

Mining operation and other expenses	10,777,839	5,534	2,079,167	12,862,540
Exploration and evaluation of projects	451,213	274,796	335,012	1,061,021
Depreciation and depletion	875,061	-	42,900	917,961

Earnings (loss) before other items	2,012,800	(121,300)	(2,240,010)	(348,510)

Acquisition of property, plant and equipment	1,125,449	-	11,537,126	12,662,575

Current assets	6,825,951	-	27,090,805	33,916,756
Property, plant and equipment	5,520,133	-	30,028,199	35,548,332
Future mining and income taxes	821,562	-	2,677,721	3,499,283

Total assets	13,167,646	-	59,796,725	72,964,371

	Six months ended June 30, 2004
			Corporate
	Quebec	Newfoundland	and other	Total
	$	$	$	$

Revenues	14,679,393	5,751,427	326,823	20,757,643

Mining operation and other expenses	11,022,915	4,024,529	1,730,547	16,777,991
Exploration and evaluation of projects	637,997	565,448	287,721	1,491,166
Depreciation and depletion	482,712	1,487,170	74,488	2,044,370

Earnings (loss) before other items	2,535,769	(325,720)	(1,765,933)	444,116

Acquisition of property, plant and equipment	538,417	-	3,965,225	4,503,642

December 31, 2004 (audited)
Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

23
JULY 28, 2005	RICHMONT MINES INC.

Interim Certificates

I, Jean-Guy Rivard, Chairman of the Board, President and Chief Executive Officer of Richmont Mines Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending June 30, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005

Jean-Guy Rivard (signed)
Jean-Guy Rivard
Chairman of the Board, President and Chief Executive Officer

Interim Certificates

I, Jean-Yves Laliberté, Vice President, Finance and Chief of Finance of Richmont Mines Inc., certify that:

  I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Richmont Mines Inc., (the issuer) for the interim period ending June 30, 2005;

  Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with the respect to the period covered by the interim filings;

  Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuers, as of the date and for the periods presented in the interim filings.

Date: July 28, 2005

Jean-Yves Laliberté (signed)
Jean-Yves Laliberté, CA
Vice President, Finance and Chief of Finance